K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

November 13, 2015

U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	American Beacon Funds
American Beacon Sound Point Floating Rate Income Fund
Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-207381)

Ladies and Gentlemen:
We have acted as counsel to American Beacon Funds (the “Trust”) in connection with the preparation of Post-Effective Amendment No. 1 to the Trust’s registration statement on Form N-14 (the “Amendment”), referenced above, and we have reviewed a copy of the Amendment being filed with the U.S. Securities and Exchange Commission.
Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP